SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 6, 2008**

ATLANTIC CITY ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

New Jersey	**001-3559**	**21-0398280**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

800 King Street, PO Box 231,
Wilmington, DE 19899
(Address of Principal Executive Offices)(Zip Code)

(302) 429-3018
Registrant's Telephone Number, Including Area Code

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

Atlantic City Electric Company (the "Company") has entered into a Purchase Agreement, dated November 6, 2008, (the "Purchase Agreement"), with J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Greenwich Capital Markets, Inc., for themselves and as representatives of the underwriters named in Schedule A of the Purchase Agreement, for the offer and sale of $250,000,000 in aggregate principal amount of First Mortgage Bonds, 7.75% Series due November 15, 2018 (the "Bonds") in an underwritten offering registered on a Registration Statement on Form S-3 (Registration No. 333-145691-01). The Purchase Agreement is filed herewith as Exhibit 1 and the form of Bonds is filed herewith as Exhibit 4.1. The Bonds are initially being offered to the public at a price of 99.541% of principal amount. At the closing of the offering, which is scheduled to occur on November 14, 2008, the Company will realize, after deduction of the underwriters' discount of 0.65% of principal amount and before deduction of offering expenses, net proceeds of approximately $247,227,500.

The Bonds will be issued under the Mortgage and Deed of Trust, dated January 15, 1937, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York (formerly Irving Trust Company)), as trustee, as amended and supplemented, including pursuant to the Supplemental Indenture, dated as of November 6, 2008 (the "Supplemental Indenture"), relating to the issuance of the Bonds. The Supplemental Indenture is filed herewith as Exhibit 4.2.

The legality opinion of Kirk J. Emge, General Counsel of the Company, relating to the issuance of the Bonds is filed herewith as Exhibit 5.

Some of the underwriters or their affiliates have provided investment or commercial banking services to the Company and its affiliates, including as an underwriter of their securities, in the past and are likely to do so in the future. They receive customary fees and commissions for these services.

Item 9.01   Financial Statements and Exhibits.

Exhibit No.	Description of Exhibit
1	Purchase Agreement, dated November 6, 2008, among the Company and Greenwich Capital Markets, Inc., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated for themselves and as representatives of the underwriters named in Schedule A thereto
4.1	Form of First Mortgage Bond, 7.75% Series due November 15, 2018 (included in Exhibit 4.2)
4.2	Supplemental Indenture, dated as of November 6, 2008
5	Opinion of Kirk J. Emge

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATLANTIC CITY ELECTRIC COMPANY

By: /s/ J. M. RIGBY
Name: Joseph M. Rigby
Title: President and Chief Executive Officer

Date: November 10, 2008